January 30, 2013

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Jessica Barberich, Assistant Chief Accountant-Division of Corporation Finance

Re: Elbit Imaging Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 25, 2012
File No. 000-28996

Dear Ms. Barberich:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 31, 2012, regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (file number 000-28996) of Elbit Imaging Ltd. (the “Company” or “we”), filed with the Commission on April 25, 2012 (the “Form 20-F”).

For reference purposes the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Form 20-F for fiscal year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 67

A. Operating Results, page 79

1. We note that you conduct your operations based on numerous reportable segments including commercial and entertainment centers, hotels, medical industries, and fashion apparel, among others. Given your investments in a wide range of different activities, please revise your disclosure in future filings to comply with Item 5 of Form 20-F to provide information related to all separate segments of the company. Please provide us with your proposed revised disclosure; please clarify which of your individual projects in each segment are earning revenue and provide more detail to explain the material changes in your results from year to year.

Response

We respectfully advise the Staff that we will revise our disclosure in future filings to provide information for each of the following four segments: (i) Commercial and Entertainment Centers; (ii) Hotels; (iii) Medical Industries; and (iv) Fashion Apparel. In regards to our other three segments, Investment Property, Residential Projects and Other Activities, the revenues generated by each of such segments is not material, and we believe that detailed disclosure as to each such segment for the fiscal year ended December 31, 2012 would not contribute additional significant information to a reader of our financial statements to better understand our results of operations.

Set forth below is our proposed revised disclosure, comparing the results of operations of 2011 to those of 2010.

"2011 compared to 2010

Total revenues in 2011 amounted to NIS 1,011 million ($265 million) compared to NIS 1,474 million in 2010. The decrease is mainly attributable to the changes that occurred in our five main operating segments, as follows:

Investment Property (U.S. Real Property) - Total revenues from our investment property in 2011 amounted to NIS 371 million, compared to NIS 560 million in 2010. The decrease is attributable to:

•
Non-recurring gain from a "bargain purchase" in 2011 decreased to nil, compared to NIS 397 million in 2010. The gain resulted from the acquisition of 48% in EDT during June 2010. This gain represented the difference between the fair value of EDT's net identifiable assets and the aggregate value of the consideration paid.

•
Gain from the fair value adjustment of investment property increased to NIS 101 million ($26 million) in 2011, compared to NIS 40 million in 2010. This increase mainly reflects the revaluation of EDT's assets for a twelve-month period in 2011, compared to half a year in 2010.Gain in 2011 from a change of shareholding in investee in U.S. investment property in the amount of NIS 15 million ($4 million), compared to nil in 2010.

Revenues from investment property rental income increased to NIS 255 million ($67 million) in 2011, compared to NIS 122 million in 2010. The increase was mainly attributable to the operation of our profit-yielding properties in the U.S. throughout 2011, compared to the half-year operation of the centers in 2010, and slightly to the growth in occupancy throughout the year.

Cost of investment property increased to NIS 112 million ($29 million) in 2011 compared to NIS 51 million in 2010. The increase resulted from the increase in revenues described above.

Net income before financial expenses for investment property amounted to NIS 259 million, compared to NIS 509 million in 2010.

Hotels - Total revenues from hotels in 2011 amounted to NIS 287 million, compared to NIS 603 million in 2010. The decrease was attributable to again from a sale of real estate assets decreased to nil, compared to NIS 199 million in 2010, as a result of the sale of three hotels in London, U.K. in December 2010.

Revenues from hotel operations and management decreased to NIS 287 million ($75 million) in 2011, compared to NIS 404 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010 as mentioned above. This decrease was partially offset by an increase in the revenues from our hotels in the Netherlands, Belgium and Romania.

Cost of hotel operations and management decreased to NIS 241 million ($63 million) in 2011, compared to NIS 341 million in 2010. The decrease was mainly attributable to the sale of the hotels in London in December 2010.

Net income before financial expenses for hotels amounted to NIS 46 million in 2011, compared to NIS 262 million in 2010.

Commercial Centers - Total revenues from commercial centers increased to NIS 115 million ($30 million) in 2011, compared to NIS 103 million in 2010, as a result of the operation of five commercial centers in 2011, four of which operated throughout the year, compared to the operation of four commercial centers in 2010, two of which operated throughout the year.

Expenses of commercial centers increased to NIS 160 million ($42 million) in 2011, compared to NIS 157 million in 2010.

Net loss before financial expenses for commercial centers amounted to NIS 45 million in 2011, compared to NIS 54 million in 2010.

Medical Industries - Total revenues from the sale of medical systems increased to NIS 53 million ($14 million) in 2011 compared to NIS 34 million in 2010. The increase was mainly attributable to an increase in the number of systems sold in 2011 compared to 2010.

Total costs and expenses of medical systems amounted to NIS 164 million in 2011, compared to NIS 123 million in 2010. The increase is mainly attributable to:

•
Cost and expenses of medical systems increased to NIS 101 million ($26 million) in 2011, compared to NIS 64 million in 2010. The increase was mainly attributable to the increase in the number of systems sold and to the settlement of legal claims and related expenses during 2011.

•	Expenses of research and development increased to NIS 63 million ($16 million) in 2011, compared to NIS 59 million in 2010. The increase was mainly attributable to InSightec's activity.

Net loss before financial expenses for medical industries amounted to NIS 111 million in 2011, compared to NIS 89 million in 2010.

Fashion Apparel - Total revenues from the sale of fashion merchandise and other increased to NIS 185 million ($48 million) in 2011, compared to NIS 175 million in 2010. The increase was mainly attributable to the operation of four additional GAP stores, which opened during 2010.

Cost of fashion merchandise and other increased to NIS 212 million ($55 million) in 2011, compared to NIS 198 million in 2010. The increase resulted mainly from the increase in the number of GAP stores.

Net loss before financial expenses amounted to NIS 27 million in 2011, compared to NIS 23 million in 2010.

In addition to the changes that occurred in our five main operating segments, our total revenues and gains were affected by the changes in our general and administrative expenses, financial expenses and other expenses and losses, as follows:

General and administrative expenses decreased to NIS 62 million ($16 million) in 2011, compared to NIS 65 million in 2010. General and administrative expenses offset by non-cash expenses amounted to NIS 37 million ($10 million) in 2011, compared to NIS 49 million in 2010. The decrease in cash expenses was mainly attributable to increasing efficiency during 2011 in payroll expenses and other expenses in the amount of NIS 12 million.

Financial expenses, net decreased to NIS 257 million ($67 million) in 2011, compared to NIS 364 million in 2010. Such amount includes (a) interest and CPI linked borrowings in the amount of NIS 577 million, compared to NIS 465 million in 2010 and (b) a gain from repurchase of debentures in the amount of NIS 64 million in 2011 (there were no debenture repurchases in 2010), offset by financial expenses capitalized to qualified assets in the amount of NIS 198 million in 2011, compared to NIS 164 million in 2010. The increase in interest and CPI linked borrowings in the amount of NIS 577 million in 2011, compared to NIS 465 million in 2010, is mainly attributable to: (i) an increase in interest expenses on loans in the net amount of NIS 42 million mainly due to an increase in bank loans attributed to the U.S. operations purchased in June 2010 and an increase in bank loans as a result of progressing in the construction of new commercial centers, offset by a decrease of loans attributable to our hotel operations as a result of selling the London hotels in December 2010;  (ii) a net increase of NIS 28 million in interest expenses as a result of an increase in the principal amount of our and PC's debentures issued during 2011; and (iii) an increase of NIS 22 million attributable to an increase in the Israeli consumer price index to which our and part of PC's debentures are linked (2.53% in  2011, compared to 2.28% in 2010).

Financial income increased to NIS 66 million ($17 million) in 2011, compared to NIS 41 million in 2010. Such increase was attributable mainly to a decrease in exchange rate differences, which in 2010 amounted to a loss of NIS 18 million, compared to a gain of NIS 1 million in 2011. The loss in 2010 is mainly attributable to our deposits in Euro and U.S. dollars, which decreased as a result of the devaluation of the Euro and the U.S. dollar against the NIS.

Income from changes in fair value of financial instruments amounted to NIS 278 million ($73 million) in 2011, compared to loss of NIS 50 million in 2010. This increase was mainly attributable to the following:

•
Gain from changes in fair value of financial instruments (measured at fair value through profit and loss (mainly PC's notes)) amounted to NIS 356 million ($93 million) in 2011, compared to a loss of NIS 234 million in 2010;

•
Loss from change in fair value of derivatives and embedded derivative (mainly swap transactions) executed by PC in respect of its notes amounted to NIS 63 million ($16 million) in 2011, compared to gain in the amount of NIS 165 million in 2010; and

•
Impairment and other expenses, net, increased to NIS 310 million ($81 million) in 2011, compared to NIS 85 million in 2010. The increase was attributable to the impairment in PC's trading property in Eastern Europe in the amount of NIS 283 million ($74 million) in 2011, compared to NIS 44 million in 2010.

As a result of the foregoing factors, we recognized loss before tax expenses in the total amount of NIS 170 million ($45 million), compared to profit in the amount of NIS 74 million in 2010.

Tax expenses amounted to NIS 87 million ($23 million) in 2011, compared to NIS 5 million in 2010. The increase in tax expenses is attributable mainly to timing differences related to our operations in the U.S. and to PC's debentures measured at fair value through profit and loss

The above resulted in loss from continuing operations in the amount of NIS 257 million ($67 million) in 2011, compared to income of NIS 69 million in 2010.

Profit from discontinued operations, net, amounted to NIS 10 million ($2.5 million) in 2011 compared to NIS 4 million in 2010.

The above resulted in a loss of NIS 247 million ($65 million) in 2011, of which a loss of NIS 265 million ($69 million) is attributable to our equity holders and a profit of NIS 18 million ($5 million) was attributable to the non-controlling interest. The net profit in 2010 includes NIS 62 million attributable to our equity holders and NIS 11 million attributable to the non-controlling interest."

Form 6-K filed March 29, 2012

General

2. We note your risk factor disclosure in your Form 20-F which references several foreign jurisdictions that may place limitations on the movement of your foreign capital. Please explain to us how you considered paragraph 41(d) of IAS 27 and paragraph 37(f) of IAS 28 in determining the disclosures required in your consolidated financial statements with respect to your investments in investees. Also, tell us how you considered Rule 5-04 of Regulation S-X in determining whether Schedule I is required.

Response

The Risk Factors section set forth in Item 3.D of the Form 20-F includes subsections which discuss potential future risks that foreign jurisdictions may place limitations on our ability to transfer capital from the Company’s subsidiaries incorporated in such jurisdictions. As of the date the Form 20-F was filed and as of the date of this response letter, there are no significant governmental, regulatory, or financing arrangements that impose limitations on the transfer of capital from any of such jurisdictions to the Company, with the exclusion of the restrictions as disclosed in note 11B(3) to the Company's consolidated financial statements (as required under paragraph 41(d) of IAS 27).

In regards to the disclosure requirements of paragraph 37(f) of IAS 28, we note that our investee accounted for under the equity method is incorporated in Israel, and accordingly there are no limitations on movements of capital from that investee to the Company.

Applying the requirements of Schedule I is relevant only with respect to the limitations on dividend distributions by PC, as disclosed in note 11B(3) mentioned above. As of December 31, 2011, although there are restrictions on PC's ability to distribute cash dividends to the Company (as discussed in note 11B(3)), there are no restrictions on PC's ability to provide loans or advances to the Company. As a result, the net assets of PC do not fall within the definition of "restricted net assets" under Rule 4-08(e)(3) of Regulation S-X (as determined using the restricted net asset calculation guidelines set forth in Staff Accounting Bulletin Topic 6, Item K.2.b). Accordingly, the Company believes that Schedule I under Rule 5-04 of Regulation S-X is not required.

Report of independent registered public accounting firm, page F-2

3. Please tell us how your disclosure complies with Rule 2-05 of Regulation S-X given that your principal accountant has placed reliance on the work of other auditors for an associate accounted for by the equity method.

Response

The Company accounted for its holdings in Gamida Cell Ltd. ("Gamida") using the equity method. The Company's investment in Gamida (32%) as of December 31, 2011 amounted to NIS 10.5 million, or 0.1% of total assets as of such date. The Company's share in Gamida's results for the year ended December 31, 2011 amounted to NIS 7.5 million, or 3% of the Company's results for 2011. The Company's investment in Gamida as of December 31, 2011 and its share in Gamida's results for the year ended December 31, 2011 constitute 0.7 % and 0.5%, respectively, from the Company's total shareholders’ equity as of such date. The investment in Gamida had no impact on the Company's cash flows for the year ended December 31, 2011. Accordingly, Gamida's financial data is immaterial to the Company's consolidated financial statements taken as a whole. Accordingly, the Company did not file the report of the independent registered public accounting firm of Gamida with the Form 20-F.

Consolidated Statements of Income, page F-5

4. Please tell us your basis for presenting a subtotal for revenues and gains together. It does not appear that you have complied with the requirements of paragraph 82 of IAS 1 which requires a consolidated line item for revenue. Please revise in future filings and provide us with your proposed disclosure, or advise.

Response

Paragraph 82 of IAS 1 states: "As a minimum, the statement of comprehensive income shall include line items that present the following amounts for the period:

(a)	Revenue;
(b)	Finance costs;
(c)	Share of the profit or loss of associates and joint ventures accounted for using the equity method;
(d)	Tax expenses;
(e)
A single amount comprising the total of: (i) the post-tax profit or loss of discontinued operations and (ii) the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or disposal group(s) constituting the discontinued operations;

(f)	Profit or loss;
(g)	Each component of other comprehensive income classified by nature (excluding amounts in (h));
(h)	Share of the other comprehensive income of associates and joint ventures accounted for using the equity method; and
(i)	Total comprehensive income".

Pursuant to Paragraph 82 of IAS 1, the Company is required to include separately, in the other comprehensive income, each of its revenues, finance costs, tax expenses, etc. However, paragraph 82 of IAS 1 does not dictate the format in which such financial information must be reported or require a consolidated line item for all revenues, all expenses or for each other kind of item in the statement of profit and loss. Rather, it gives the reporting entity flexibility to prepare and present the other comprehensive income to reflect the nature of the reporting entity's operations.

Paragraph 82 sets forth the line items that must be presented in the profit and loss statements but does not prohibit including additional line items if such items better present the financial information for that specific reporting entity. That position is in accordance with paragraph 85 of IAS 1, which states that "An entity shall present additional line items, headings and sub-totals in the statement of comprehensive income and the separate statement of comprehensive income (if presented), when such presentation is relevant to an understanding of the entity's financial performance."

Because the Company is a holding company with operations in different segments, it reports revenues and gains in one item in the statement of other comprehensive income since the nature of its activities includes some segments that report revenues and other segments that report gains. The Company believes that reporting all revenues and gains in one subtotal better reflects the nature of the Company as a holding company and complies with the requirements of paragraph 82 of IAS 1. The Company is very diversified by its nature and includes some segments that are not synergic, which allows us to present the headline of "Revenues and gains" and to combine revenues and gains into the same sub-total.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-16

F. Basis for consolidation, page F-17

5. Please clarify which interests constitute your non-controlling interest as of December 31, 2011; tell us the entities to which they relate and the ownership percentages.

Response

The table below summarizes the interests that constitute our non-controlling interest as of December 31, 2011, as well as the percentage of the non-controlling ownership in such entities:

PC	InSightec	Kadavantra Builders	EDT Management	Bucuresti Tourism	Ercorner	Varcode	EIH Goa Hospital
37.65%	35.70%	20%	50%	23.17%	13%	45.53%	15%

M. Trading property and prepayment:, page F-22

6. We note your disclosure in Note 8.B indicating that in accordance with PC’s policy, commercial centers for which construction has been completed and are under operation are designated for sale. We also note your disclosure in Note 2.E that the operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading property, is up to eight years. Please tell us how you determined that it is appropriate to account for operating real estate projects as inventory. Discuss why they are considered held for sale in the ordinary course of business even though you appear to be currently earning rental income from these properties and that there is not an active program to locate buyers. In this regard, we note the disclosure starting on page 36 of your Form 20-F which discusses your development program in CEE and India which is to hold and manage completed assets as income-generating investments until the sale yields are sufficient.

Response

The Staff is respectfully advised that from the time that it became a  publicly reporting company, PC's strategic business model has been to construct commercial centers for sale while producing gains. That is in different from establishing the commercial centers in order to operate them in the long term as yielding properties once stabilized.

In order to implement its business model, as part of a sale transaction PC’s management considers, amongst other, current market conditions given the specific location of the commercial center, availability of external financing for potential buyers, the rate of occupancy of the completed commercial center and achieved lease agreements that allow PC to invoice its tenants.

Beginning in 2008, the commercial real estate market (and particularly such market in CEE, where PC constructs the majority of its commercial centers) has been severely depressed, imposing objective difficulties on PC to attain high level of occupancy in a relatively short time of period and to locate potential purchasers with which to close transactions that meet its business model. The lingering real estate and financing crisis in CEE over the last four years has caused PC's management to revise its business model by expanding the time period in which completed commercial centers are sold. Consequently, in the interim period from completion of construction until the commercial center is sold, PC has been maintaining and operating its completed commercial centers, and during that interim period the commercial centers are classified as inventory.

This strategic business model can be supported by the current activity and by PC's past experience, as follows:

•
PC has an active program to sell the commercial centers under operation. Discussions are maintained at management and legal department and, upon progress, also communicated to the board of directors PC management had negotiations with at least eight potential buyers (mostly investment funds) in the last 2-3 years in regards to selling part of its completed commercial centers;

•	PC recently sold approximately 50% of the total square meterage available at an office building in the Kharadi area in India; and

•
In the last 8 years PC has sold an aggregate of 26 commercial centers for a total gross consideration of EUR 1.16 billion, and due to the nature of these transactions (involving commercial real estate in CEE in the area of up to 70,000 square meters, large considerations, and relatively complicated legal issues) the time from construction to sale has been relatively long (up to 5 years).

7. We note your disclosure regarding capitalization of borrowing costs in Note 2.AC and AF(2)b. Please clarify when you cease capitalization of borrowing costs. Tell us how you determine when the “completion of all the activities necessary to prepare the asset for its designated use or sale” has occurred.

Response

The Group ceases capitalization of borrowing costs when the activities necessary for the preparation of the asset for its intended use or sale are completed. Specifically, the Group ceases to capitalize borrowing costs when there are no more efforts, either by the CFO, chief engineer, chief architect, together with their staff, necessary to promote, develop or initiate the project.

When a commercial center commences operations, the Group ceases to capitalize the borrowing costs even if there are still minor design works and other minor activities related to fully completing the construction of the project.

Also, the Group ceases to capitalize borrowing cost if management decides that the assets can no longer be defined as a "qualified asset" (as such term is defined under IAS 23). In other circumstances, capitalization is suspended for certain time periods. For management to reach such decisions, the Group chief engineer provides a document with the status of each project, which includes design and development plans, building permits and other permits. The conclusions whether an asset is qualified for capitalization or not, or whether capitalization is to be suspended, involve also management plans with regard to the specific asset, such as the ability to raise bank loans, find anchors and local market conditions that support or deny the construction of the project.

In order to determine when completion of all the activities necessary to prepare the asset for its designated use has occurred, the Company uses the following parameters: obtaining opening permits from the local authority; minimum occupancy rates; and achieved lease agreements entitling PC to invoice the tenants.

8. Please tell us the amount of soft costs capitalized in 2010 and 2011 (i.e., salaries, stock-based compensation, and other G&A). Also, to the extent material to earnings, please disclose the amount in future filings.

Response

Soft costs capitalized are as detailed in the table below:

	NIS million
	2011	2010

Payroll expenses	1.5	1.9
Stock-based compensation expenses	2.2	1.5
Total soft costs capitalized	3.7	3.4

AA. Revenue Recognition:, page F-30

9. You disclose that revenues from the sales of goods in the retail industry are recognized upon delivery. Please further tell us your return policy and your consideration of refunds when determining your revenue recognition policy.

Response

Cash refunds are provided to customers who return unused goods with the original invoices within seven days from the date of purchase. Credit vouchers are provided to customers who return unused goods with the original invoices within 30 days from the date of purchase (or 14 days if the goods were purchased "on sale"). To the extent applicable and material, our financial statements include a provision for issued and unused credit vouchers, which are deducted from the revenue from sale of fashion merchandise items.

Our financial statements for 2011 does not include a provision for return of goods that were purchased prior to December 31, 2011, since the 14-day return period of our policy for transactions under "sales" is then in effect and the amount of returns that occurred during this period was not material.

AF. Critical judgment in applying accounting policies, page F-33

10. You state in Note AF(2)e. that you do not believe that the rights specified in InSightec’s shareholders agreement disclosed in Note 11A(2) confer rights to the non-controlling interests to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of control in InSightec by your company. Please provide us with your analysis of these rights and tell us how you determined that you control InSightec despite the rights granted to GE.

Response

InSightec's shareholders’ agreement provides that certain transactions that are not in the ordinary course of business require the approval of GE as long as GE holds at least 5% of the share capital of InSightec on a fully diluted basis. The agreement also provides that certain other transactions require the approval of holders of 70% of InSightec's Series B Preferred shares.

As of December 31, 2011, the shareholder interests in InSightec were as follows:

	Company	GE	Other	Total
Common Stock	67.4%	12.3%	20.3%	100%
Series B Preferred	64.4%	23.8%	11.8%	100%

According to paragraph 4 of IAS 27, control is defined as “the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities”. Paragraph 13 of IAS 27 determines that "it is presumed that there is control when the parent company owns, directly or indirectly through other subsidiaries more than half of the voting power of another entity, unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control”.

In accordance with InSightec's articles of association, InSightec's Board of Directors is required to include at least one member and a maximum of 15. As long as the Company holds at least 50% of the shares of InSightec (on a fully diluted basis) the Company has the right to appoint three directors. GE has the right to appoint one director as long as it holds at least 5% of InSightec’s shares (on a fully diluted basis).

All other directors of InSightec are nominated based on a simple majority vote of the shareholders. Under the Companies Law of Israel (where InSightec is incorporated and under whose laws it is subject), InSightec's Board of Directors is the corporate organ that has the power to control and direct InSightec’s activities and operations. Therefore, the Company had control over InSightec, as defined in paragraph 13 of IAS 27.

Furthermore, since as of December 31, 2011 the Company held a majority of InSightec's outstanding shares, the Company had the effective power to approve or reject the appointment of all other directors since  under the Israeli Companies Law the shareholders  nominate each director-nominee.

In addition, as long as the Company holds at least 50% of the shares of InSightec (on a fully diluted basis), the Company has the right to appoint InSightec's CEO subject to the ratification by a majority of InSightec's board of directors. As of December 31, 2011, the Company held 53.05% of the shares of InSightec on a fully diluted basis and had control over its Board. As a result, the Company had the effective right to appoint InSightec's CEO.

Below are lists of actions and transactions that require the approval of holders of 70% of the Series B Preferred Shares and/or of the non-controlling interest. We believe that each such item, when evaluated alone or in combination with the other items, grant the non-controlling interests (including GE) only "protecting rights" and not "participating rights", as such terms are understood under IFRS 10. These rights do not provide the non-controlling interest effective involvement in significant operational and financial decisions of InSightec to be effected during the ordinary course of its business and activities, but only the ability to prevent the taking of certain actions so that they can protect their investments in InSightec. As a result, none of these rights were likely to impair the Company's power as of December 31, 2011, to control the financial and operational policies of InSightec.

Actions and transactions that require the approval of holders of 70% of the Series B Preferred Shares:

•	Certain extraordinary dividends;

•	Certain redemptions or buy-backs of equity rights, securities or options in InSightec or a subsidiary thereof;

•	Issuance of securities (or securities convertible into such securities) having rights greater than those of the Series B Preferred shares;

•	Amendment or change of the rights attached to the Series B Preferred shares or impairment of the rights attached to the Series B Preferred shares;

•	Certain grants by InSightec or a subsidiary thereof of loans, advances, guarantees or other similar transactions;

•	A merger or combination of InSightec or a subsidiary thereof;

•	Sale by InSightec or a subsidiary thereof of assets that represent more than 80% of the assets of InSightec or the applicable subsidiary;

•	Liquidation, voluntary liquidation, change in the equity structure, re-organization or change in the legal structure of InSightec or its subsidiaries;

•
Acquisition by InSightec or a subsidiary of any interest in any company or activity or entry into a business partnership where the aggregate purchase prices exceeds $5,000,000 (in one transaction or in a series of consecutive transactions within a period of 12 months);

•	Change by InSightec or a subsidiary thereof of its business;

•
Entering into an agreement, or an amendment, waiver or change of any such agreement, by InSightec or a subsidiary that would limit a subsidiary’s ability to pay debts, issue dividends or transfer assets to InSightec or InSightec's ability to fulfill the conditions set forth in the transaction agreements;

•
Creating additional liabilities or pledges by InSightec or a subsidiary thereof exceeding the liabilities and pledges allowed according to the transaction documents, such as liabilities and pledges guaranteeing bank loans of up to $10,000,000; trade payables; tax payables; other liabilities outstanding at the time of the transaction; capital leasing and obligations to employees;

•	Commitments in rental or leasing agreements (except for capital leasing) entered into by InSightec or a subsidiary for an amount exceeding $10,000,000 over the life of the lease; and

•	The issuance of any security by any subsidiary of InSightec to any third party except InSightec or a wholly-owned subsidiary thereof.

Actions and transactions that require the approval of GE (as long as it holds 5% of the outstanding share capital of InSightec on a fully diluted basis):

•	Certain extraordinary dividends;

•
Amendments, waivers or cancellations of the organizational documents of InSightec or of those of a subsidiary thereof if any such amendment, wavier or cancellation will harm the rights of Series B Preferred shareholders and/or the holders of the common stock;

•	Certain transactions with interested/related/controlling parties;

•	Issuance of securities (or securities convertible into such securities) having rights greater than those of the Series B Preferred shares; and

•	Adopting new (or modifying the terms of the current) employee stock-based compensation plans.

Note 19 – Borrowings, page F-70

E. Company’s debentures, page F-72

(2) Buyback plan of Company’s debentures, page F-73

11. Please tell us how you calculated the resulting gain from the acquisition of series A through G debentures, including how you determined an adjusted value and the accounting literature you relied upon.

Response

Paragraph 39 of IAS 39 states: "An entity shall remove a financial liability (or a part of a financial liability) from its statement of financial position when, and only when, it is extinguished – i.e. when the obligation specified in the contract is discharged or cancelled or expires".

Paragraph 41 of IAS 39 states: "The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, shall be recognized in profit or loss".

Paragraph 42 of IAS 39 states: "If an entity repurchases a part of a financial liability, the entity shall allocate the previous carrying amount of the financial liability between the part that continues to be recognized and the part that is derecognized based on the relative fair values of those parts on the date of the repurchase. The difference between (a) the carrying amount allocated to the part derecognized and (b) the consideration paid, including any non-cash assets transferred or liabilities assumed, for the part derecognized shall be recognized in profit or loss".

Finally, Paragraph AG58 of IAS 39 states: "If an issuer of a debt instrument repurchases that instrument, the debt is extinguished even if the issuer is a market maker in that instrument or intends to resell it in the near term".

Paragraphs 39, 41, 42 and AG58 of IAS 39 support recognizing the extinguishment gain from repurchase of the Company's debentures, as these were debt instruments issued by the Company which were subsequently extinguished by repurchasing the debentures from the holders thereof. As set forth in paragraphs 41 and 42 of IAS 39, an extinguishment gain should be recognized as a profit or loss. As provided in paragraph AG 58 of IAS 39, the amount of extinguishment gain to be recognized is equal to the difference between the carrying value of the debentures purchased and the consideration paid. The carrying value of the debentures is their adjusted value, which is the nominal value that was issued, adjusted to changes in the Israeli CPI since the date of the respective issuances. The "extinguishment gain" recognized in profit and loss is the difference between the consideration paid for the repurchase of the debentures and their adjusted book value.

The tables below set forth the extinguishment gain for the repurchases of the debentures included in the Company's financial statements:

	Debentures Repurchased by Elbit (in NIS)
Debenture	Par Value	Adjusted value (book value)	Consideration paid	Gain/(loss)
Series A	3,380,000	3,986,203	3,996,379	(10,176)
Series C	3,611,497	4,165,360	4,000,421	164,939
Series D	4,910,157	5,760,393	5,080,531	679,862
Series E	1,810,000	2,092,025	1,997,256	94,769
Series F	5,000,000	5,687,298	5,677,110	10,188
Series G	5,000,000	5,352,168	4,749,145	603,023
Total	23,711,654	27,043,447	25,500,842	1,542,605

	Debentures Repurchased by a Subsidiary of Elbit (in NIS)
Debenture	Par Value	Adjusted value (book value)	Consideration paid	Gain
Series A	7,314,480	8,646,217	5,757,002	2,889,215
Series C	17,595,724	20,176,999	10,961,672	9,215,327
Series D	10,924,781	12,911,522	5,811,365	7,100,157
Series E	-	-	-	-
Series F	8,073,732	9,389,680	5,253,054	4,136,626
Series G	-	-	-	-
Total	43,908,717	51,124,417	27,783,093	23,341,324

	Total
Debenture	Par Value	Adjusted value (book value)	Consideration paid	Gain
Series A	10,694,480	12,632,420	9,753,381	2,879,039
Series C	21,207,221	24,342,359	14,962,093	9,380,266
Series D	15,834,938	18,671,914	10,891,896	7,780,018
Series E	1,810,000	2,092,025	1,997,256	94,769
Series F	13,073,732	15,076,978	10,930,164	4,146,814
Series G	5,000,000	5,352,168	4,749,145	603,023
Total	67,620,371	78,167,864	53,283,935	24,883,929

Note 23 – Commitments, Contingencies, Liens and Collaterals

B. Claims, page F-89

(1) The Company – application or 1999 class action, page F-89

12. We note your disclosure that the amount of additional exposure as of December 31, 2011, in respect of claims with chances to be realized that are not remote, amounts to approximately NIS 48 million (excluding class actions and claims in which the exact amount was not stated). Please tell us how this disclosure complies with paragraph 86 of IAS 37; specifically address why the class actions were excluded from the estimate of additional exposure and why you were unable to estimate amounts for claims in which the exact amount was not stated.

Response

Paragraph 87 of IAS 37 states: "In determining which provisions or contingent liabilities may be aggregated to form a class, it is necessary to consider whether the nature of the items is sufficiently similar for a single statement about them to fulfill the requirements of paragraphs 85(a) and (b) and 86(a) and (b)". Applying the provision of paragraph 87 of IAS 37, which permits aggregating certain provisions or contingencies only if they are similar in their nature, we found it appropriate to differentiate the disclosure regarding the class actions from the disclosures relating to the other claims. We believe that the class actions are different in their nature from all other claims, as they are not related to the ongoing business of the Company. Both class actions are related to the same issue, which is the alleged suppression of the minority shareholders' rights by Elscint in 1999 transactions.

Paragraph 86 of IAS 37 states: "Unless the possibility of any outflow in settlement is remote, an entity shall disclose for each class of contingent liability at the end of the reporting period a brief description of the nature of the contingent liability and, where practicable:

(a) an estimate of its financial effect, measured under paragraphs 36–52;
(b) an indication of the uncertainties relating to the amount or timing of any outflow; and
(c) the possibility of any reimbursement."

The sole remedy being requested under the class action lawsuits is cancellation of the transactions. This is not possible since the assets that were the subject of the transactions have been sold by the Company to unrelated third parties and, as a result, the Company deems this possibility to be remote. As a result, it is impracticable for the Company to measure the exposure of the Company with respect to these class actions.

According to paragraph 86 of IAS 37, when the possibility for an outflow in settlement is not remote, the Company should disclose a description of the nature of the claim and where practicable will estimate the financial effect. As discussed above, with regard to the class actions, it is impracticable to estimate the outcome since according to our legal advisors these are long-standing class actions with no practicable remedy.

As for the other claims with chances to be realized that are not remote, in an aggregate amount of NIS 48 million, these claims include claims related to commercial centers construction, sale of commercial centers and U.S. investment property, employee claims and others, which were not divided into classes of contingencies similar by nature due to immateriality of the majority of said claims. In future filings we will separate the disclosure according to the claims nature.

As for claims in which an exact amount was not stated, the Company's management cannot estimate the results of these claims, since the applicable plaintiff did not request a specific remedy. Thus, it is the Company's position that it is impracticable to estimate the outcome of those claims.

E. Financial covenants, page F-99

(5), page F-100

13. Please tell us and disclose in future periodic filings the impact of PC’s subsidiaries non-compliance with certain covenants included in loan agreements, including the outcome of any new covenants and/or waivers. In addition, please disclose your subsidiaries’ and your actual ratios compared to the required ratios as of the end of the reporting period for any financial covenant you believe may materially impact your operations or financing.

Response

PC's subsidiaries finance the construction of the commercial centers by non-recourse loan agreements. In the event of default of such a loan, the impact could be that the lender would have recourse only to that the specific property but not to any other assets (since the agreements do not contain cross-collateral provisions). As of December 31, 2011, four of PC's subsidiaries were in non-compliance with certain covenants under the loan agreements. Based on the Company's experience, if a subsidiary is not in compliance with any of the financial covenants, it is typically able to negotiate with the lending bank for a waiver or for new loan terms, and in actuality the banks did not initiated any actions in regard to the underlying asset. As a result, through December 31, 2011 any such non-compliance did not result in a material impact on the Company's operations or financing.

The Company will disclose the actual ratios compared to the required ratios for any financial covenant that we believe may materially impact the Company's operations or financing in future filings.

Note 28 – Segment Reporting, page F-125

14. Please tell us how you have complied with the disclosure requirements of paragraph 32 of IFRS 8 related to products and services. Provide us with proposed revised disclosure for future filings, if applicable.

Response

The Company's operations do not include those products and services discussed under paragraph 31 of IFRS 8. As a result, the disclosure requirements of paragraph 32 of IFRS 8 as to such products and services are not applicable.

In addition, paragraph 31 of IFRS 8 states that the information required pursuant to paragraphs 32-34 of IFRS 8 needs to be disclosed only if such information is not otherwise already contained in the information disclosed in connection with segments pursuant to IFRS 8. The Company includes all relevant segment reporting information, including information regarding products and services, in Note 28 to its consolidated financial statements.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-3-608-6025 or our Chief Controller, Yael Naftali at +972-3-608-6079.

Sincerely,

/s/ Doron Moshe
Doron Moshe
Chief Financial Officer

cc:           Mark Rakip – Securities and Exchange Commission